

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON REPORTS YEAR-END 2011 RESULTS

CALGARY, March 7, 2012 – Compton Petroleum Corporation (TSX - CMT) reports its financial and operating results for the year ended December 31, 2011. The Corporation's 2011 reserves evaluation results are provided in a separate release, disseminated to the market today.

The full text of Management's Discussion and Analysis ("MD&A") and the Corporation's audited consolidated financial statements can be found on the Corporation's website at www.comptonpetroleum.com and at www.sedar.com.

2011 in Review

Summary of Results:

- Cash flow was $42.5 million or $3.22 per diluted share
- Operating loss was $4.4 million or $0.26 per diluted share
- Net earnings were $17.3 million or $1.47 per diluted share
- Capital expenditures were $50.5 million, before acquisitions and divestitures

Highlights:

- Achieved annual guidance targets
- Generated average daily production of 13,347 boe/d
- Reduced costs by a combined $27.9 million or 36% from 2010
    - Administrative costs decreased by 32% or $7.3 million
    - Interest and finance charges decreased by 41% or $20.6 million
- 100% success on the 13 wells drilled or participated in during 2011
- Continued drilling success in the Rock Creek Formation in Niton:

- o Average production rates of wells drilled continued to improve during 2011 with the most recent well drilled achieving an initial test production rate of 4.0 mmcf/d of liquids-rich natural gas
- o A second well had initial production rates of 1.4 mmcf/d of gas plus 250 to 300 bbls/d of oil. The well is currently producing at approximately 800 mcf/d of gas plus 65 bbls/d of oil

- Advanced exploration of other prospective uphole zones in Niton to further evaluate the area's potential.
  - o During the third quarter of 2011, a non-operated Wilrich horizontal well was tied-in and had initial test rates of approximately 2.9 mmcf/d and 20 bbl/mmcf of liquids
  - o Drilled two additional wells late in 2011 to define the potential of the Notikewin and Wilrich Formations respectively in the Niton area. Initial results are encouraging
    - ▪ The Wilrich well achieved an initial test production rate of 3.4 mmcf/d of natural gas plus 60 bbls/d of oil and is currently on production
    - ▪ The Notikewin well had initial test production rates of 2.2 mmcf/d of natural gas plus 1.9 bbls/d of NGLs

- Initiated development of emerging oil prospects in the Southern Plains' Ellerslie, Mannville and Big Valley Formations
  - o Drilled an Ellerslie well in the first quarter to evaluate oil potential. The well currently produces approximately 500 mcf/d of natural gas and 30 bbl/d of oil. Future optimization of completion methods is expected to yield improved production levels
  - o Drilled two vertical oil wells late in 2011: one in the Basal Quartz and the second in the Ellerslie Formation. These wells are expected to be put on production late in the first and second quarters of 2012, respectively

- Completed the acquisition of 25 net sections of land in the Southern Plains area, prospective for the Big Valley/Bakken oil Formation
  - o Compton now has a total of 49 net sections of land in the areas and has secured all the prospective land holdings for developing the new play. Assuming initial success of exploratory drilling, the play has the potential to expand into approximately well 90 locations

- Completed a minor asset sale of $26.2 million from holdings in Niton and Centron

- Completed a farmout and joint venture agreement on the Montana Bakken property. The joint venture partner has committed to complete a work program at a minimum cost of $2.0 million on or before July 31, 2012, and the drilling of a test well on or before December 31, 2012

- Completed the Recapitalization plan of arrangement, reducing the Corporation's net debt by 65% to $160.0 million from December 31, 2010

Financial Review

(000s, except per share amounts)	Three Months Ended Dec 31				Year Ended Dec 31			
		2011		2010		**2011**		2010
Revenue	$	**32,692**	$	39,850	$	**141,996**	$	186,250
Cash flow [(1) (2)(3)]	$	**12,419**	$	14,911	$	**42,497**	$	46,715
Per share - basic	$	**0.49**	$	7.59	$	**4.41**	$	35.44
- diluted	$	**0.49**	$	5.47	$	**3.22**	$	32.85
Operating loss [(1) (2)]	$	**(3,348)**	$	(31,628)	$	**(3,444)**	$	(61,560)
Net earnings (loss) [(4)]	$	**(6,811)**	$	(440,021)	$	**17,279**	$	(537,625)
Per share - basic	$	**(0.26)**	$	(333.84)	$	**(1.80)**	$	(407.91)
- diluted	$	**(0.26)**	$	(333.84)	$	**(1.47)**	$	(407.91)
Capital expenditures before acquisitions and divestments	$	**27,296**	$	23,054	$	**50,469**	$	60,956

As at	Dec. 31, 2011	Dec. 31, 2010
Total Facility & Notes	$ **112,608**	$ 382,796
Total equity	$ **321,835**	$ 187,198
Shares outstanding	**26,359**	1,318

(1) Cash flow and operating loss are non-GAAP measures and are addressed in detail in the 'Advisories' section

(2) Prior periods have been revised to conform to current period presentation

(3) Total shares outstanding changed from 263.6 million to 26.4 million on August 10, 2011 in accordance with the Recapitalization

Revenue decreased in 2011 compared to 2010 as a result of lower production volumes and realized natural gas prices, offset by increased realized liquids prices. Cash flow for 2011 decreased 9% for the same reasons but was also partially offset by the decline in interest and finance, administration, transportation and operating costs. Compton reported net earnings for 2011 of $17.3 million versus a loss of $537.6 million in 2010 largely due to an impairment expense of $1.6 million for 2011 compared to $692.4 million on petroleum and natural gas assets in 2010, due to a reduction in the estimated discounted cash flows of proved plus probable reserves.

Operating loss decreased from $61.6 million in 2010 to a loss of $3.4 million in 2011 primarily due to the $55.2 million gain on extinguishment of US-dollar debt and gains on the disposition of assets.

The low natural gas price environment experienced throughout 2011 and reduced production volumes continued to limit internally generated cash flow available to invest in drilling activities. As a result, capital spending, before acquisitions and divestitures decreased by 17% in 2011. In order to maximize return on capital in 2011, Management focused its expenditures towards higher return, liquids-rich natural gas at Niton and emerging oil properties in Southern Plains. During 2011, Compton participated in 13 wells (10.4 net wells), as compared to a total of 31 wells (20.1 net wells) during 2010.

Fourth Quarter

During the fourth quarter of 2011, revenue decreased 18% compared to the same period in 2010 due to a 23% decrease in production, which reflects the sale of a portion of the Corporation's Niton and Centron assets as well as natural declines.

Although fourth quarter 2011 cash flow was unfavourably impacted by lower production volumes, this was partially offset by reductions in operating, interest and administrative expenses.

Operations Review

	Three Months Ended Dec 31			Year Ended Dec 31		
	2011	2010	% Change	**2011**	2010	% Change
Average daily production						
Natural gas *(MMcf/d)*	**64**	75	(15%)	**67**	88	(24%)
Liquids *(bbls/d)*	**2,126**	2,411	(12%)	**2,191**	2,791	(22%)
Total *(boe/d)*	**12,725**	14,852	(14%)	**13,347**	17,402	(23%)
Realized prices						
Natural gas *($/mcf)*	$ **3.53**	$ 3.87	(9%)	$ **3.92**	$ 4.43	(12%)
Liquids *($/bbl)*	$ **88.31**	$ 69.30	27%	$ **80.39**	$ 65.71	22%
Total *($/boe)*	$ **32.40**	$ 30.70	(6%)	$ **32.84**	$ 32.87	-
Field netback [(1) (2)] *($/boe)*	$ **18.28**	$ 22.74	(20%)	$ **18.79**	$ 19.49	(4%)

(1)   Field netback is a non-GAAP measures and is addressed in detail in the MD&A

(2)   Prior periods have been revised to conform to current period presentation

Production for 2011 decreased 23% from 2010 largely due to natural declines, a reduced asset base following property dispositions throughout 2010 and 2011 and limited new production additions in 2011. Excluding dispositions, Compton replaced a portion of its production in 2011 with year-end exit rates decreasing by 11% from 2010 levels, despite a reduced capital expenditure program.

At **Niton**, Compton drilled and tied in two Rock Creek wells during the first quarter of 2011, realizing first month average production rates of 932 Mcf/d with 185 bbl/d of liquids and 3.2 MMcf/d and 87 bbl/d of liquids. Another Rock Creek horizontal well initially tested at 2.3 mmcf/d and 150 bbl/d of liquids. Two Rock Creek horizontal wells were drilled late in the fourth quarter and were completed in early 2012. One achieved an initial production rate of between 3.0 to 3.3 mmcf/d of gas and 125 to 150 bbls/d of NGLs. The well is currently shut in awaiting facilities upgrade. The second well had initial production rates of 1.4 mmcf/d of gas plus 250 to 300 bbls/d of oil. The well is currently producing at approximately 800 mcf/d of gas plus 65 bbls/d of oil.

In 2011, the Corporation continued to explore other prospective zones in the Niton area to further evaluate the area's potential. In 2011, several Wilrich Formation wells were drilled or participated in with encouraging results, reinforcing Compton's decision to pursue this play. During the third quarter of 2011, Compton participated in a non-operated Wilrich horizontal well.

Located in the centre of the Corporation's core lands, the well was tied-in and had initial test rates of approximately 2.9 mmcf/d and 20 bbl/mmcf of liquids. In December 2011, two additional wells were drilled to define the potential of the Notikewin and Wilrich Formations in the Niton area. The Wilrich well achieved an initial test production rate of 3.4 mmcf/d of natural gas plus 60 bbls/d of oil and is currently on production. The Notikewin well had initial test production rates of 2.2 mmcf/d of natural gas plus 1.9 bbls/d of NGLs. The well is awaiting completion.

In the **Southern Plains**, further development of the Ellerslie, Mannville and Big Valley Formations began in 2011, which provides significant upside potential for the Corporation. During the first quarter, an Ellerslie well was drilled in the Southern Plains area to evaluate oil potential. The well currently produces approximately 500 mmcf/d of natural gas and 30 bbl/d of oil. Future optimization of completion methods is expected to yield improved production levels.

Late in 2011, the Corporation drilled two vertical oil wells in Southern Plains: one in the Basal Quartz and a second in the Ellerslie Formation. These wells are expected to be put on production late in the first and second quarters of 2012, respectively. A second horizontal Ellerslie oil well is currently drilling, with results expected later in the first quarter of 2012. Compton also began to pursue the development of its 24 net prospective sections of Alberta Bakken oil prospects, targeting the Big Valley Formation. In 2011, the Corporation completed the acquisition of 25 sections of land in the Southern Plains area, prospective for the Big Valley/Bakken Formation. Compton has secured all prospective land holdings for developing the new play and, assuming initial success of exploratory drilling, the play has the potential to expand into approximately 90 locations.

During the year, the Corporation announced the signing of a farmout and joint venture agreement related its 79,000 net acres of undeveloped land holdings in northern **Montana**. The farmout joint venture grants the joint venture partner the ability to earn a 50% interest in this area by undertaking an exploration and development work program at 100% cost. The joint venture partner has committed to completion of a minimum $2.0 million work program on or before July 31, 2012 and the drilling of a test well targeting the Bakken Formation on or before December 31, 2012.

Outlook

North American natural gas prices are at historic lows and industry analysts predict that they will remain depressed throughout 2012. The current depressed natural gas market has resulted from increasing production volumes and supply levels that have outpaced consumer demand. As natural gas comprises approximately 84% of Compton's production, the Corporation's 2012 program is impacted by the current natural gas price outlook.

As a result, Management has taken a prudent approach to the Corporation's 2012 strategy, the objective of which is to maintain and optimize current production by utilizing internally generated cash flow. In addition, Compton will continue to use its risk management program to reduce cash flow volatility, identifying additional opportunities to hedge to a maximum of 50% of production. In 2012, Compton will focus on completing recently drilled liquids-rich gas wells in the Niton area and new oil wells in the Southern Plains area to partially offset the impact of continued low prices. If natural gas prices strengthen and the Corporation's cash flow increases, Management may adjust the capital program to undertake further development activity.

Compton's assets provide significant upside potential through their multiple zone development opportunities, contiguous land blocks and impact of horizontal multi-stage fracture technology. Management continues to review strategies designed to maximize shareholder value in 2012, considering the current natural gas environment and cash flow limitations. In the context of the current price environment, Compton will focus on the development of its asset base and identifying and executing on selected opportunities for future growth.

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Additional Information

Compton has filed its audited Consolidated Financial Statements for the year ended December 31, 2011 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Copies of these documents may be obtained via www.sedar.com or the Corporation's website, www.comptonpetroleum.com. To order printed copies of the filed documents free of charge, email the Corporation at investorinfo@comptonpetroleum.com.

2011 Year-End Conference Call

Compton will host a conference call and web cast on Thursday, March 8, 2012 at 9:30 a.m. MST (11:30 a.m. EST) to discuss the Corporation's 2011 financial, operating and reserves results. *The format of the call will be as a question and answer session for analysts and investors after a brief summary of results and strategy.* To participate in the conference call, please contact the Conference Operator ten minutes prior to the call at 1-888-231-8191 or 1-647-427-7450. To participate in the web cast, please visit: www.comptonpetroleum.com. The web cast will be archived two hours after the presentation at the website listed above. For a replay of this call, please dial: 1-855-859-2056 or 1-416-849-0833 and enter access code 53779437# until March 15, 2012.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The majority of our operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

With approximately 84% natural gas, our strategy has shifted to developing our high-return, liquids-rich natural gas area at Niton and balancing our portfolio through emerging crude oil opportunities to offset continued low natural gas prices. Compton maximizes value by concentrating on properties that generate strong returns on capital investment, such as the Rock Creek Formation at Niton, and developing new horizons such as the Wilrich and Notikewin. Compton 's emerging oil plays target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands. The successful development of these areas is expected to provide growth in oil production and reserves, further augmenting our large natural gas reserves that can be capitalized on when natural gas markets recover.

Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732

C.W. Leigh Cassidy
Vice President, Finance & CFO
Ph: (403) 205-5812

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, cash flow per share, adjusted EBITDA, field netback, funds flow netback, debt and capitalization. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Operating earnings (loss) is used by the Corporation to facilitate comparability of earnings between periods. Operating earnings (loss) represents net earnings excluding certain items that are largely non-operational in nature, primarily of a non-cash nature or one-time non-recurring items, and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP.

Adjusted EBITDA is a non-GAAP measure defined as net earnings, before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other gains and losses.

Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback including general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance.

Free cash flow is a non-GAAP measure that Compton defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, and/or other financing activities.

Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

Use of Boe Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy

equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of the results of financial and operational results as of December 31, 2011, and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.